UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

SEC File Number: 000-55236

CUSIP Number: 794016 105

NOTIFICATION OF LATE FILING

(Check one)	[ ] Form 10-K	[ ] Form 20-F	[ ] Form 11-K
	[X] Form 10-Q	[ ] Form 10-D	[ ] Form N-SAR	[ ] Form N-CSR

For period ended June 30, 2016

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the transition period ended ___________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:________________________________________________________________________________________________________

PART I
REGISTRANT INFORMATION

Full Name of Registrant	Saleen Automotive, Inc.

Former Name if Applicable	N/A

Address of Principal Executive Office (Street and Number)	2735 Wardlow Road

City, State and Zip Code	Corona, CA 92882

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11–K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on of before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant’s Form 10-Q for the three months ended June 30, 2016 could not be filed within the prescribed time period due to difficulties finalizing the materials required to complete the Registrant’s review.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Steve Saleen	(800)	888-8945
(Name)	(Area Code)	(Telephone Number)

Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [  ] Yes [X] No. The Company’s Form 10-K for the fiscal year ended March 31, 2016 has not been filed.

(2) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[  ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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Saleen Automotive, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date August 15, 2016	By:	/s/ Steven Saleen
	Name:	Steven Saleen
	Title:	Chief Executive Officer

ATTENTION

Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. 1001).

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